UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hillenbrand Industries, Inc.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

431573104

(CUSIP Number)

Peter A. Langerman

Franklin Mutual Advisers, LLC

101 John F. Kennedy Parkway

Short Hills, New Jersey 07078-2789

973.912.2000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 16, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or

CUSIP No. 431573104

otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 431573104

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Franklin Mutual Advisers, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

3,232,488 (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

3,232,488 (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,232,488

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

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14. TYPE OF REPORTING PERSON

IA

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This Amendment No. 1 amends and supplements the Schedule 13D originally filed by the reporting person with the Securities and Exchange Commission (the “SEC”) on July 10, 2006 (the “Original Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 2. Identity and Background

The response set forth in Item 2 of the Original Schedule 13D is hereby amended by deleting the text of Item 2 in its entirety and replacing it with the following:

(a) Name:

Franklin Mutual Advisers, LLC (“FMA”)

(b) State of Organization:

Delaware

I Principal Business:

An investment adviser registered with the SEC and investment manager to a number of open-end investment companies or other managed accounts.

Address of Principal Office:

101 John F. Kennedy Parkway
Short Hills, New Jersey 07078-2789

(d) Criminal Convictions:

None

(e) Civil Proceedings:

None

(a-f): The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and each controlling person, if any, of the reporting person named above is set forth in Exhibit A hereto. To the best knowledge of the person listed in Item 2 hereof, each person listed on Exhibit A is a United States citizen except where otherwise noted and, during the last five years, no person listed in Exhibit A (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil

CUSIP No. 431573104

proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of the Original Schedule 13D is hereby amended by deleting the text of Item 3 in its entirety and replacing it with the following:

The securities reported herein were acquired with funds of approximately $167 million (including brokerage commissions). All such funds were provided from investment capital of FMA’s respective investment management clients.

Item 5. Interest in Securities of the Issuer

The response set forth in Item 5 of the Original Schedule 13D is hereby amended by deleting the text of Item 5 in its entirety and replacing it with the following:

(a-b) The 3,232,488 shares of Common Stock of the Issuer (the “Securities”), representing 5.3% of the outstanding Common Stock, are beneficially owned by one or more open-end investment companies or other managed accounts of FMA.

Investment management contracts with FMA’s investment management clients grant to FMA sole voting and investment power over the securities owned by or on behalf of its investment management clients, including sole power to dispose of such securities. Therefore, FMA may be deemed to be, for purposes of Rule 13d-3 of the Act, the beneficial owner of the Securities.

FMA is a limited liability company, the managing member and sole member of which is Franklin/Templeton Distributors, Inc., which in turn is a wholly-owned subsidiary of Franklin Resources, Inc. (“FRI”). Beneficial ownership by investment management subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by FMA are exercised independently from FRI (FMA’s parent holding company) and from all other investment management subsidiaries of FRI (FRI, its affiliates and investment management subsidiaries other than FMA are, collectively, “FRI affiliates”). Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

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Charles B. Johnson and Rupert H. Johnson, Jr. (the “Principal Shareholders”) each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. However, because FMA exercises voting and investment powers on behalf of its investment management clients independently of FRI, the Principal Shareholders, and their respective affiliates, beneficial ownership of the securities being reported by FMA is being attributed only to FMA. FMA disclaims any pecuniary interest in any of the Securities. In addition, the filing of this statement on behalf of FMA should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of the Securities.

Furthermore, FMA believes that it is not a “group” with FRI, the Principal Shareholders, or their respective affiliates within the meaning of Rule 13d-5 under the Act and that none of them are otherwise required to attribute to each other the beneficial ownership of the Securities held by any of them or by any persons or entities for whom or for which FRI subsidiaries provide investment management services.

(c) Other than the transactions described in Exhibit B-1 of this statement, neither FMA nor, to the best of its knowledge, any of the persons listed in Exhibit A, have effected any transactions in the Common Stock during the 60-day period preceding the date this statement was filed.

(d) No person other than the respective investment management clients of FMA is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities being reported herein.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

The response set forth in Item 7 of the Original Schedule 13D is amended by deleting Exhibit A in its entirety and by adding the following:

Exhibit A: Executive Officers of Reporting Person

Exhibit B-1: Transactions in the Past Sixty Days

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2006

Franklin Mutual Advisers, LLC

/s/ Bradley D. Takahashi____

Name: Bradley D. Takahashi

Title: Vice President

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EXHIBIT A

EXECUTIVE OFFICERS OF REPORTING PERSON

Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Peter A. Langerman	Chairman, President and Chief Executive Officer, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Shelly M. Painter	Treasurer, FMA; Overseas Corporate Treasury functions for FRA and its direct and indirect subsidiaries	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Michael J. Embler	Senior Vice President and Chief Investment Officer, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Bradley D. Takahashi	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Philippe Brugere-Trelat (citizen of France)	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Shawn M. Tumulty	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Barbara J. Green	Vice President, Deputy General Counsel and Secretary, FRI; Secretary, FMA	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Barry R. Forbes	Assistant Treasurer, FMA; Assists in Overseeing Corporate Treasury functions for FRA and its direct and indirect subsidiaries	Templeton Worldwide, Inc. 500 East Broward Blvd., Suite 2100 Fort Lauderdale, FL 33394-3091
Timothy S. Stearns	Chief Compliance Officer, FMA; Chief Compliance Officer for FRI and its direct and indirect subsidiaries	Templeton Worldwide, Inc. 500 East Broward Blvd., Suite 2100 Fort Lauderdale, FL 33394-3091

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FRI: Franklin Resources, Inc.

One Franklin Parkway
San Mateo, CA 94403-1906

A diversified financial services holding company whose primary business is providing, through operating subsidiaries, investment management, fund administration and other related services to the open- and closed-end investment companies comprising the Franklin Templeton Group of Funds, managed accounts and other investment products. FRI is the indirect parent entity to FMA.

FMA: Franklin Mutual Advisers, LLC

101 John F. Kennedy Parkway
Short Hills, New Jersey 07078-2789

An investment adviser registered with the SEC and investment manager to a number of open-end investment companies or other managed accounts, including the Franklin Mutual Series Fund Inc. FMA is a limited liability company, the managing member and sole member of which is Franklin/Templeton Distributors, Inc., which in turn is a wholly-owned subsidiary of FRI.

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EXHIBIT B-1

TRANSACTIONS IN THE PAST SIXTY DAYS

Each of the transactions described below was a purchase by FMA of Common Stock of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share [1]

09/26/06	110	$ 56.9000
09/27/06	140	$ 56.9200
09/28/06	300	$ 56.6500
10/02/06	180	$ 57.1100

[1] Price excludes commission.

Each of the transactions described below was a sale by FMA of Common Stock of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share [1]

09/27/06	1,200	$ 57.0033
09/29/06	4,000	$ 57.0000
10/02/06	10,000	$ 57.0153
10/02/06	31,300	$ 57.0889
10/03/06	56,800	$ 57.0200
10/03/06	7,100	$ 57.0315
10/04/06	28,200	$ 57.0295
10/04/06	3,300	$ 57.0403
10/05/06	54,700	$ 57.0277
10/05/06	22,784	$ 57.1291
10/06/06	60,000	$ 57.1785
10/06/06	11,689	$ 57.2386
10/09/06	6,300	$ 57.3502
10/09/06	32,600	$ 57.3553
10/10/06	20,000	$ 57.4666
10/27/06	760	$ 57.2500
11/16/06	192,500	$ 61.0219
11/16/06	34,434	$ 61.0233
11/16/06	50,000	$ 61.0770
11/16/06	108,100	$ 61.6500
11/17/06	100,000	$ 60.8538
11/20/06	6,300	$ 60.3013
11/20/06	32,300	$ 60.1605